Exhibit 99.5

FORM 51-102

MATERIAL CHANGE REPORT

1.	Name and Address of Company

BRP Inc. (“BRP” or the “Company”)

726 Saint-Joseph Street

Valcourt, Quebec

J0E 2L0

2.	Date of Material Change

March 30, 2022.

3.	Press Releases

The press release reporting the material change described in this report was disseminated via Newswire (Cision) on March 30, 2022 and was filed with each of the Canadian securities regulatory authorities via SEDAR.

4.	Summary of Material Change

On March 30, 2022, BRP announced the terms of its substantial issuer bid (the “Offer”) pursuant to which BRP plans to offer to purchase for cancellation up to $250 million of its subordinate voting shares (the “Shares”).

The Offer will proceed by way of a “modified Dutch auction”. Holders of Shares and multiple voting shares wishing to tender to the Offer will be entitled to do so (i) by making an auction tender for a specified number of Shares at a price of not less than $103.00 and not more than $123.00 per Share in increments of $0.25 per Share; or (ii) by making a purchase price tender without specifying a price per Share, but rather agreeing to have a specified number of Shares purchased at the purchase price to be determined by the auction tenders. The Offer does not provide shareholders with the opportunity to tender their Shares pursuant to proportionate tenders.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On March 30, 2022, BRP announced the terms of its substantial issuer bid (the “Offer”) pursuant to which BRP plans to offer to purchase for cancellation up to $250 million of its subordinate voting shares (the “Shares”).

The Offer will proceed by way of a “modified Dutch auction”. Holders of Shares and multiple voting shares wishing to tender to the Offer will be entitled to do so (i) by making an auction tender for a specified number of Shares at a price of not less than $103.00 and not more than $123.00 per Share in increments of $0.25 per Share; or (ii) by making a purchase price tender without specifying a price per Share, but rather agreeing to have a specified number of Shares purchased at the purchase price to be determined by the auction tenders. Shareholders who validly deposit Shares or multiple voting shares without specifying the method in which they are tendering such shares will be deemed to have made a purchase price tender. The Offer does not provide shareholders with the opportunity to tender their Shares pursuant to proportionate tenders. All Shares purchased under the Offer will be cancelled.

If the aggregate purchase price for Shares validly tendered pursuant to auction tenders and purchase price tenders is greater than the amount available for auction tenders and purchase price tenders, BRP will purchase Shares from the holders of Shares who made purchase price tenders or tendered at or below the purchase price as finally determined by BRP on a pro rata basis, except that “odd lot” holders (holders of less than 100 Shares) will not be subject to proration.

The formal offer to purchase, issuer bid circular, letter of transmittal, notice of guaranteed delivery and other related documents (the “Offer Documents”) containing the terms and conditions of the Offer, instructions for tendering Shares or multiple voting shares, and the factors considered by BRP, its special committee and its board of directors in making its decision to approve the Offer, among other things, were mailed on March 31, 2022. The Offer Documents were filed with the applicable securities regulators in the United States and Canada on same date, and are available free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.com. Shareholders should carefully read the Offer Documents prior to making a decision with respect to the Offer.

The Offer will not be conditional upon any minimum number of Shares being tendered. The Offer will, however, be subject to other conditions described in the Offer Documents and BRP will reserve the right, subject to applicable laws, to withdraw, extend or vary the Offer, if, at any time prior to the payment of deposited Shares, certain events occur.

Holders of multiple voting shares will be entitled to participate in the Offer. Multiple voting shares taken up by BRP will be converted into Shares on a one-for-one basis immediately prior to take up. Beaudier Inc. and 4338618 Canada Inc., which collectively hold approximately 27.6% of BRP’s issued and outstanding Shares and multiple voting shares, have advised the Company that they intend to tender multiple voting shares at a price and for a number of multiple voting shares to be determined prior to the expiration of the Offer, with a view to, based on their assessment and assuming successful completion of the Offer, maintaining their proportionate ownership interests in BRP.

BRP’s board of directors approved the making of the Offer and the purchase price for Shares upon recommendation of its special committee. However, none of BRP, its special committee, its board of directors, the dealer manager or the depositary makes any recommendation to any shareholder as to whether to deposit or refrain from depositing any Shares under the Offer. Shareholders are urged to carefully evaluate all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Shares or multiple voting shares under the Offer and, if so, how many such shares to deposit and at what price or prices.

The Offer will be optional for all shareholders, who will be free to choose whether to participate, how many Shares or multiple voting shares to tender and, in the case of auction tenders, at what price to tender within the specified range. Any Shareholder who does not deposit any Shares (or whose Shares are not repurchased under the Offer) will realize a proportionate increase in equity interest in BRP, to the extent that Shares are purchased under the Offer.

BRP has retained RBC Capital Markets to act as financial advisor and dealer manager in connection with the Offer and Computershare Investor Services Inc. (“Computershare”) to act as depositary. Any questions or requests for information may be directed to Computershare, as the depositary for the Offer, at 1-800-564-6253 (Toll Free—North America) or 1-514-982-7555 (outside North America) or to RBC Capital Markets, as dealer manager for the Offer, at 1-855-214-1269 (Toll Free).

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For additional information, please contact Philippe Deschênes, Investor Relations at BRP at 450-532-6462 or philippe.deschenes@brp.com.

9.	Date of Report

March 31, 2022.